

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

Via E-mail
James S. Byrd, Jr.
Chief Executive Officer
Marketkast, Incorporated
2295 S. Hiawassee Rd., Suite 414
Orlando, FL  32835

> **Re:    Marketkast, Incorporated**
> **Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-182856**

Dear Mr. Byrd:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

2. Amendments should contain a currently dated accountants' consent.  Manually signed consents should be kept on file for five years.  Reference is made to Rule 402 of Regulation C.

3.  Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.  We note that some of the selling shareholders will sell their common stock at the same price that they purchased the shares at until the shares are quoted on the Over-the-Counter Bulletin Board.  It would appear that the publicly-tradable shares offered pursuant to this registration statement would be more valuable than shares that were privately placed.  This suggests that the $1.00 per share price you are registering here is not a bona fide sales price.  Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $1.00 per share.  Your explanation should address the fact, as appropriate, that the $1.00 per share price was the original price paid by selling shareholders and discuss the fact that this prohibits some of the selling shareholders from making any profit on sales unless and until there is an active trading market.  Alternately, increase the fixed price and pay any additional filing fee.

5.  We note from page 19 that you have entered into a contract for outsourced sales with Veritas Consulting Group dated May 29, 2012.  We also note from page 21 that you have a contract with Franshella Productions for the provision of fulfillment of video syndication services.  If you have significant rights and/or are subject to significant obligations under these contracts, please describe the significant terms of the contracts in a footnote to the financial statements.  Consideration should be given to filing these contracts as exhibits, as well.

Registration Statement Cover Page

6.  For the registered shares and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee and revise the footnote as applicable.  In this regard, we note that Rule 457(o) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee associated with your common stock.  For guidance, refer to Rule 457(a) of the Securities Act of 1933 and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Prospectus Summary, page 1

Business Overview, page 1

7. Please briefly explain what is meant by the creation or acquisition of a "video player" for business owners. As such, please explain what type of "video player" you are referring to. Similarly revise under "Business," at page 18.

8. In one of the opening paragraphs, please provide your revenues and net losses from inception to June 30, 2012 (your audited period). This will provide a financial snapshot of your company.

9. Also disclose in one of the opening paragraphs that you are a development stage company and that your auditor has issued a going concern opinion. Please discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

10. Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

11. We note that your auditor has issued a going concern opinion. Please revise to disclose your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your plan of operations and disclose the amount of funds and uses for those funds that you will need for the next 12 months.

12. Refer to the fourth paragraph. Please substantiate the three sentences of that paragraph or revise to state those as your belief.

The Offering, page 2

13. We note your disclosure on the prospectus cover page that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise this section to clarify that there is currently no trading market for your common stock, you intend to apply soon for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you.

Risk Factors, page 3

14. Please revise to include a risk factor discussing the fact that Messrs. Byrd and Hackett own 99.4% of your common stock prior to the offering and will own 98.4% of your common stock after the offering to include risks related to their voting power and control over such a large percentage of your common stock, including what types of corporate actions they may be able to control, such as the issuance of additional stock, mergers or acquisitions, or issuance of debt, for instance.

15. Please revise to include a risk factor that your executive officers are currently receiving only nominal compensation, but that in the future they may receive more compensation, if true.

Our operating results may fluctuate, page 3

16. Please revise to disclose your net losses from inception to June 30, 2012 (your audited period).

17. Please also revise to quantify your expected post-offering monthly "burn rate."

We depend upon Internet search companies to attract a significant portion of the visitors, page 5

18. We note that the risk factor heading focuses on "visitors to [your] client's websites." We also note that the risk factor discussion focuses on "visitors to [your] website." Please revise the included risk factor discussion as applicable to discuss the presented risk as it applies to your business and current operations.

Our key personnel may provide only limited amounts of time, page 6

19. Please reconcile Mr. Hackett's title and position with the company as disclosed in this risk factor with Mr. Hackett's titles and positions disclosed on page 22.

If we need additional capital to fund our growing operations, page 7

20. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations.

21. Please refer to the fifth paragraph. We note the reference to "units." Please revise as applicable or advise.

We may incur significant costs to be a public company, page 9

22. Please quantify the anticipated costs of being a public company. We note your disclosure in the second to last sentence that "[you] cannot predict or estimate the amount of additional costs [you] may incur or the timing of such costs." Please advise why you are unable to predict or estimate such costs or the timing of such costs. To the extent your disclosure is based on management's reasonable estimates, please include disclosure to that effect.

We will incur increased costs and demands upon management, page 11

23. Please advise regarding the references to "NYSE" in the first paragraph or revise to delete.

We will not be required to comply with certain provisions, page 11

24. Please refer to the last sentence of the first paragraph in this risk factor. Please delete in that sentence "or the date we are no longer an 'emerging growth company' as defined in the JOBS Act" or advise.

We are an "emerging growth company," page 11

25. You state that you are choosing to "opt out" of the extended transition period and, as a result, you will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. However, you state on page 2 that you have "elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates." Please revise one of these sections, as appropriate. We may have further comment upon review of your response.

Management's Discussion and Analysis of Financial Condition, page 15

Plan of Operations, page 15

26. Please revise to include a more detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

27. We note the references to "August 2012." Please revise as applicable.

28. Please refer to the first paragraph on page 16. We note that you anticipate $150,000 of expenses over the next 12 months. Please revise to tie these expenses to your plan of operations and your monthly "burn rate."

29. We note your disclosure in the third paragraph on page 16 that you need to obtain additional financing in the future to effectively implement your plan of operations. Please revise to quantify your expected long term, i.e. greater than 12 months, financing requirements which are necessary to implement your plan of operations, the planned activities, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Results of Operations, page 16

30. We note that you incurred $34,064 of general and administrative expenses in the period. Please revise to discuss in greater detail the nature and scope of these expenses.

Liquidity and Capital Resources, page 16

31. We note your disclosure in the first paragraph on page 16 that you anticipate $150,000 of expenses over the next 12 months. We also note your cash balance as of June 30, 2012 of $153,591, your estimated offering expenses of approximately $35,537, and note payable of $15,000. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Our Business, page 18

32. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the Prospectus Summary on page 1 to provide a clear picture of your business and current operations. We note that the disclosure in above referenced sections appear anticipatory in nature. Please revise these sections to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent you discuss your future business plans, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

33. Please revise to include the information required by Item 102 of Regulation S-K.

Our Service, page 18

34. We note that your products and services appear to include video production services and marketing services including video engine optimization, creation of branded channels, syndication of video content and conventional web marketing such as pay per click and cost per acquisition.  Please revise this section to discuss each product and service in greater detail.  Please include enough detail so that investors can understand the nature and scope of your products and services.

35. We note your references throughout this section to a "$99 basic video."  Please revise to discuss this basic video in greater detail, e.g. content and length.  For instance, is the basic video customized for each customer?

Our Strategy, page 18

Acquire and Retain Clients, page 18

36. We note your disclosure that you intend to acquire clients through a variety of means including e-mail marketing, telemarketing, partnerships and conventional internet marketing such as pay per click and cost per acquisition.  Please revise to briefly discuss the time frame and costs associated with this marketing plan.

37. We note your references to your own "marketing methodologies" in this section.  Please revise to discuss in greater detail the nature and scope of these marketing methodologies.

38. We note your disclosure in the last sentence that you should be able to expand your relationship with existing clients to create greater long term sustainable revenue.  Please revise to add balancing language that there is no guarantee that exiting clients will expand their relationships with you and that you will be able to generate long term sustainable revenue from such relationships.

Expand Product Offerings, page 19

39. We note your disclosure that you intend to expand your product offerings.  To the extent known, please briefly describe the additional anticipated product offerings.   Please revise to briefly discuss the time frame and costs associated with this expansion plan.

Marketing, page 19

40. We note your disclosure that you expect to launch your marketing campaign by August 2012. Please advise, with a view towards revised disclosure, whether you launched your marketing campaign and update your disclosure, as necessary. To the extent you have launched such campaign, please revise to clearly differentiate between marketing activities you have implemented to date, marketing activities you are in the process of implementing and those marketing activities that will be done in the future. Please also revise to discuss costs incurred to date or expected to be incurred for each such activity. To the extent certain marketing activities are in the process of being implemented or will be implemented in the future, please revise to discuss the anticipated timing and costs of such activities.

Search Engine Marketing, page 19

41. Please revise to define the term "landing site."

42. We note the reference in this section to a "LINK." Please delete or advise.

Pay Per Click and Cost Per Acquisition Marketing Solution, page 19

43. Please revise to define "top-tier" and "long-tail" keywords. Please also revise to discuss in greater detail how such keywords are purchased, the associated costs and briefly describe how they drive customer traffic to you.

Outsourced Sales, page 19

44. We note that you have entered into an agreement with Veritas Consulting Group dated May 29, 2012 to provide you with certain outsourced sales. Please revise to discuss in greater detail the outsourced sales services that Veritas Consulting Group will be providing to you pursuant to this agreement. Please also discuss any associated costs. We also note that these services were expected to commence in July 2012. Please advise, with a view towards revised disclosure, whether these services commenced and update your disclosure, as necessary.

Affiliate and Channel Partners Sales, page 19

45. We note your disclosure that you intend to enter into referral or selling agreements with various channel partners in the second half of 2012. Please revise to add balancing language that there is no guarantee that such partnership arrangements will be entered into.

Sales and Marketing, page 20

46. We note that you intend to hire 3-5 sales people in 2012.  Please revise to discuss the anticipated costs associated with these new hires.

Competition, page 20

47. Please refer to the second paragraph and first bullet point thereunder.  Please revise to remove marketing language related to the success of other business ventures.  For example, please delete the fourth sentence.

48. Please balance the disclosure in the fourth bullet point to indicate what you are outsourcing at this point in time.

Employees, page 21

49. We note that you have entered into an agreement with Franshella Productions to provide you with the fulfillment of video syndication services.  Please revise here or add a new section to discuss in greater detail the fulfillment services that Franshella Productions will be providing to you pursuant to this agreement.  Please also discuss any associated costs.

Management, page 22

Directors and Executive Officers, page 22

50. Revise to briefly discuss the specific experience, qualifications, attributes or skills of Messrs. Byrd and Hackett that led to the conclusion that each should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

51. We note that in January 2012 you and certain of your executive officers and directors entered into a stock transaction.  Please revise this section to include the information required by Items 404(a) and 404(d) of Regulation S-K with respect to this transaction.

Plan of Distribution, page 27

52. Please reconcile your disclosure in the fifth paragraph that the estimated offering expenses are $100,000 with your disclosure in Item 13. Other Expenses and Issuance and Distribution on page 30 which discloses estimated offering expenses of $35,537.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

53. In the fourth sentence of the explanatory paragraph please clarify that management's plans are discussed in Note 3 rather than in Note 2.

Balance Sheet, page F-3

54. Please revise the line item description Total Stockholders' Deficit to instead refer to Total Stockholders' Equity. Similarly, the title of the Statement of Stockholders' Deficit at page F-5 should be revised.

Note 2 – Summary of Accounting Policies, page F-7

Deferred Offering Costs, page F-8

55. You state that you have capitalized costs associated with the preparation of your registration statement on Form S-1 to be charged against the proceeds of the offering. We assume that you are not referring to this Form S-1 as you will not receive proceeds from the resale of shares by the selling shareholders. Please expand your discussion to describe the Form S-1 to which you refer. Alternatively, please revise or advise.

Part II, page 30

Item 16. Exhibits, page 31

56. We note that you have an outstanding note in the amount of $15,000. Please file a copy as an exhibit to your registration statement or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor


cc:     Via E-mail
        Gregg E. Jaclin, Esq.